UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Sebring Software, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

813084100

(CUSIP Number)

November 15, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☑ Rule 13d-1(c) ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 813084100	13G	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Galileo Asset Management SA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,909,826
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,909,826
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,909,826
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.45%
12.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 813084100	13G	Page 3 of 4 Pages

Item 1.

(a)	Name of Issuer Sebring Software, Inc.

(b)	Address of Issuer’s Principal Executive Offices 1400 Cattlemen Rd. Suite D Sarasota, FL 34232
Item 2.

(a)	Name of Person Filing Galileo Asset Management SA

(b)	Address of the Principal Office or, if none, residence 817 Harris Road, Charlottesville, VA 22902

(c)	Citizenship Switzerland

(d)	Title of Class of Securities Common Stock, $0.0001 par value (“Common Stock”)

(e)	CUSIP Number 813084100
Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership.

(a)	Amount beneficially owned: 3,909,826 shares of Common Stock

(b)	Percent of class: 6.45%.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote; 3,909,826 shares of Common Stock

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 3,909,826 shares of Common Stock

	(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP No. 813084100	13G	Page 4 of 4 Pages

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 2013
/s/ Galileo Asset Management SA
By: Marie-Christine Wright, President